Via U.S. Mail
  and EDGAR

November 11, 2005

Mr. Jim B. Rosenberg and Mr. Oscar Young
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     NASTECH PHARMACEUTICAL COMPANY INC.
        AMENDMENT #1 TO FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004 (THE "FORM 10-K/A")
        FILED APRIL 29, 2005
        FILE NO. 000-13789

Dear Mr. Rosenberg and Mr. Young:

        We are responding to your further questions left via voice message by Mr. Young on October 27, 2005 regarding Issue 2 from your September 14, 2005 letter of comment relating to our 2004 Form 10-K/A. In a follow-up phone call on October 31, 2005 with Ms. Ino of your office, we agreed that a response by November 11, 2005 would be acceptable.

THE INITIAL QUESTION WAS:

        PLEASE TELL US WHY IT WAS APPROPRIATE TO ALLOCATE $5 MILLION TO DEFERRED REVENUE AND $5 MILLION TO (OR $20 PER SHARE) EQUITY. AS THE MARKET VALUE OF YOUR COMMON STOCK DURING THAT MONTH APPEARS TO HAVE BEEN SIGNIFICANTLY LESS THAN $20 PER SHARE, IT IS UNCLEAR HOW THAT ALLOCATION WAS APPROPRIATE. PLEASE ALSO CITE THE LITERATURE SUPPORTING YOUR ALLOCATION.

OUR TRANSCRIPTION OF MR. YOUNG'S FURTHER QUESTION LEFT ON VOICEMAIL WAS:

        WERE THERE ANY DIFFERENCES IN THE RIGHTS AND PRIVILEGES OF THE STOCK THAT WAS ISSUED TO PHARMACIA COMPARED TO YOUR COMMON STOCK THAT IS BEING PUBLICLY TRADED?

        MR. YOUNG INDICATED THAT YOUR OFFICE BELIEVED THAT IF THERE WERE NOT SUBSTANTIAL DIFFERENCES BETWEEN THE TWO, THAT YOU BELIEVED THAT IT WOULD HAVE BEEN APPROPRIATE TO TAKE THE FAIR VALUE OF THE STOCK AT THE DATE THAT IT WAS TRANSFERRED (AND RECORD THAT PORTION AS EQUITY), AND THE INCREMENTAL PROCEEDS WOULD BE ATTRIBUTABLE TO REVENUE OF THE LICENSE COMPONENT. PLEASE PROVIDE ADDITIONAL CLARIFICATION AND CITE ACCOUNTING LITERATURE SUPPORTING YOUR CONCLUSION.

        MR. YOUNG ALSO OFFERED TO HAVE A CONFERENCE CALL TO DISCUSS OUR ARGUMENTS. WE WOULD LIKE TO SCHEDULE A CALL WITH YOU AFTER YOU HAVE HAD AN OPPORTUNITY TO REVIEW THIS RESPONSE LETTER. MY PHONE NUMBER IS (425) 908-3614.

RESPONSE:

        The common stock sold to Pharmacia had no different rights or privileges compared to our publicly traded common stock.

        We would, however, like to add further discussion and background supporting our accounting for the entire $5 million payment (250,000 shares at $20.00) as equity rather than recognizing revenue for any portion considered to be a premium over the price of our publicly traded shares. We will discuss the background and final resolution of the transaction, explain date differences in our periodic reporting disclosures, analyze key events and the stock prices at the dates of those events and describe why we believe that our reporting of the equity premium was reasonable and appropriate. We believe that the facts and circumstances support the accounting that has been reported.

BACKGROUND OF THE TRANSACTION AND FINAL RESOLUTION OF THE TRANSACTION IN 2001, 2002 AND 2003:

        Our product, Apomorphine, was to be a nasal formulation of a drug for male sexual dysfunction. There are three major drugs for this indication on the market today, Viagra(R) from Pfizer Inc, Levitra(R) from Bayer Pharmaceuticals Corporation, GlaxoSmithKline and Schering Corporation and Cialis(R) from Lilly ICOS LLC. Discussions of collaboration on Apomorphine with Pharmacia began in 2001 and culminated in the February 1, 2002 Collaboration and License Agreement (the "License Agreement") that included the purchase of equity securities for $5 million with separate terms included in an investment agreement. As 2002 progressed, Pharmacia reimbursed us for R&D costs and paid us additional milestones. In late 2002 Pharmacia announced a merger with Pfizer, and since Pfizer owned rights to Viagra(R), they were forced for antitrust purposes to divest the Apomorphine product. On January 23, 2003 we entered into a divestiture agreement with Pharmacia. We reacquired all rights to Apomorphine subject to the License Agreement. Pharmacia returned Apomorphine to us in March, 2003, along with substantial cash payments to pay for future R&D. (Pharmacia/Pfizer held the 250,000 shares of stock until July 2005, when they sold their investment.)

        For revenue recognition purposes, we began to amortize an initial $3 million (and a secondary $2 million) license fee received from Pharmacia over the estimated development period starting in the three months ended March 31, 2002. We accelerated and completed recognition of the remaining deferred revenue during the three months ended March 31, 2003, the period during which the collaboration ended and when the product was returned to us. During 2002 and 2003, we recognized $1,749,000 and $3,251,000, respectively, in license fee revenue related to these payments.

SELECTED PERIODIC DISCLOSURE TO THE PUBLIC OF THE DATES OF THE EQUITY
TRANSACTION:

        At the end of 2002 our financial statement note disclosure was changed to use the cash transaction date of "March 2002" as the disclosure date for the stock investment rather than the contract date of "February 2002" as was initially used in the 2001 Form 10K. The March 2002 date was when the cash transferred and shares issued after the Hart-Scott-Rodino antitrust reviews had been completed. The following table lists disclosures we have made over time:


2001 10K MD&A (Liquidity &        "As part of the licensing agreement we entered into with Pharmacia &
      Cap. Resources)             Upjohn Company in FEBRUARY 2002..., Pharmacia agreed to purchase 250,000 shares of our common stock for $5.0 Million. Pharmacia will make this investment shortly after all the conditions in the Pharmacia investment agreement have been satisfied,  including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust
                                  Improvements Act of 1975 relating to the Pharmacia investment."

2001 10K Financial Statement      "On FEBRUARY 1, 2002, we entered into a licensing agreement with
      Note 16 Subs. Event         Pharmacia & Upjohn Company (Pharmacia)...Pharmacia will also purchase
                                  250,000 shares of the Company's common stock for $5.0 million."

2002 10K Financial Statement      "Pharmacia purchased 250,000 shares of the Company's common stock for
     Note 11                       $5.0 million in MARCH 2002."



2003 10K Financial Statement       "In MARCH 2002, the Company sold 250,000 shares of common stock to Pharmacia &
     Note 7                        Upjohn Company (Pfizer) for $20.00 per share in conjunction with the Collaboration and License Agreement dated February 1, 2002 between the Company and Pharmacia. The sale yielded $5.0 million in cash to the Company."

2004 10K Financial Statement      "In MARCH 2002, the Company sold 250,000 shares of common stock for $5 million in cash
     Note 9                        to Pharmacia at $20.00 per share in conjunction with the February 2002 Collaboration and License Agreement between the Company and Pharmacia


        We believe that the migration from the contract date of February 1, 2002 in our initial disclosures to the March 2002 transfer date in later disclosures may have exaggerated the appearance of any premium on this transaction since the trading price of Nastech stock was lower in mid-March 2002 compared to late January 2002. This exaggerated price differential is shown below.

STOCK PRICE INFORMATION:

        The following table indicates certain dates, events, stock prices and mathematical premium calculations surrounding this transaction:



                                                                                                        MATHEMATICAL
                                                         CLOSING      $20 PREMIUM     PREMIUM % OF      PREMIUM OF
        DATE                     EVENT                 STOCK PRICE    DIFFERENTIAL    CLOSING PRICE    THE $5 MILLION
----------------      -----------------------          -----------    ------------    -------------    --------------

December 2001         Volume-weighted average price      $13.95          $6.05             43%          $1,515,500
                         (Sec 8.2 of Lic. Agmt.)

January 16, 2002      Negotiation meetings concluding    $18.27          $1.83              9%           $ 457,500

January 31, 2002      Last stock price before signing    $17.09          $2.91             17%           $ 727,500

FEBRUARY 1, 2002      CONTRACT SIGNED                    $18.00          $2.00             11%           $ 500,000

March 12, 2002        HSR Approval received              $13.80          $6.20             45%          $1,550,000


March 18, 2002        Cash received from                 $15.45          $4.55             29%          $1,450,000
                         Pharmacia


        We believe that there was nothing in the equity transaction that should be reported as revenue of the license transaction. We note that the equity and licensing transactions were executed through separate agreements between the parties, and the execution and performance of either agreement was neither a condition nor a covenant of the other.

        Further, we do not believe the premium over the market price of our publicly traded stock was unusual. In general, for any buyer to acquire such a large number of shares on the open market (approximately 3% of our outstanding shares) the stock price would be bid up dramatically prior to completion of the transaction. The average daily trading volume for Nastech common stock in January 2002 was 176,600, and in February was 118,750. During the negotiations, Pharmacia was given a single transaction taking this block trade pricing into account. (See FTB 85-6 comments below.)

         Also, in determining the amount of such a premium, we believe that any such calculation should be based on the date when the premium over the market price was fixed - the date that a performance commitment was reached. In this case, the date the price was fixed was the date the contract was signed, February 1, 2002. The December and March dates become irrelevant to any premium calculation - an analogy would be the purchase of a house by contract - the price is set at the end of negotiations, not during the initial talks or when the closing occurs some weeks later and the transaction recorded. (See EITF 00-8, SFAS 141 and EITF 99-12 comments below.)

        The December dates are included in this table because they were referred to in Section 8.2 of the License Agreement. There was a sentence in this agreement noting that the price was at a 43% premium to the December 2001 volume weighted average price. This language was inserted into the contract during the negotiations on January 16, 2002 by Pharmacia lawyers, we believe, for purposes of potential future downward negotiation in the final phases. Since the price increased in the next few days, no changes were made, and the language was apparently not removed as it was indeed accurate. However, it did not reflect the more current pricing of the shares in the marketplace at that time at close to $18.00.

        Ultimately, we believe that accounting for the premium as revenue would have over-stated revenue and earnings during the 2002 and early 2003 periods since these equity dollars were not related to the earnings process and would not have followed the substance of the negotiated transaction. After analyzing the nature of the transaction, the facts around the negotiations with Pharmacia and after considering the accounting by other biotechnology firms with similar transactions, the Company believes that the substance of the transaction appropriately accounted for the issuance of equity at the agreed upon price of $20. Further, the $3 million non-refundable cash payment was received for the revenue transaction in the first week of February 2002. If the equity transaction had never closed due to HSR or other reasons, the licensing agreement would have continued pursuant to its contract terms. We believe that ascribing additional value to the revenue transaction would have been inappropriate and misleading.

ADDITIONAL ACCOUNTING CITATIONS AND COMMENTS:

     We considered guidance in the literature surrounding capital transactions which generally would indicate that unless there is evidence to the contrary, proceeds from the issuance of common stock solely for cash are assumed to equal the fair value of the shares issued. Additionally, we believe that it is general practice that shareholders' equity transactions are not to be recorded until an exchange or payment has taken place. This supports the March dating for the transaction date (but not the measurement date) as the actual recording of stock transactions may not be completed until payment has been received.

        FASB TECHNICAL BULLETIN 85-6, ACCOUNTING FOR A PURCHASE OF TREASURY SHARES AT A PRICE SIGNIFICANTLY IN EXCESS OF THE CURRENT MARKET PRICE OF THE SHARES AND THE INCOME STATEMENT CLASSIFICATION OF COSTS INCURRED IN DEFENDING AGAINST A TAKEOVER ATTEMPT ("FTB 85-6")

        We noted that in FTB 85-6 regarding treasury stock, if stock is issued solely for cash but the proceeds are not consistent with the fair value of the stock (in this case, the mathematical premium paid by Pharmacia over the publicly traded market price), the entity should determine whether the transaction involves a stated or unstated right, privilege, or obligation for which there should be separate accounting. There was no stated or unstated right, privilege or obligation associated with the equity investment in this transaction.

        Paragraph 15 of FTB 85-6 states "Transactions do arise, however, in which an acquisition of an enterprise's stock may take place at prices different from routine transactions in the open market. For example, to obtain the desired number of shares in a tender offer to all or most shareholders, the offer may need to be at a price in excess of the current market price. In addition, a block of shares representing a controlling interest will generally trade at a price in excess of market, and a large block of shares may trade at a price above or below the current market price depending on whether the buyer or seller initiates the transaction. A company's acquisition of its shares in those circumstances is solely a treasury stock transaction properly accounted for at the purchase price of the treasury shares. Therefore, in the absence of stated or unstated consideration in addition to the capital stock, the entire purchase price should be accounted for as the cost of treasury shares." We believe that this language by analogy would apply to investment transactions as well as to treasury transactions, and that it provides support for the accounting as filed by the Company. We noted that FTB 85-6 does not define a "price significantly in excess of the current market price of the shares" which we believe leaves this determination to management's judgment of the facts and circumstances of each transaction. In a company such as ours, where the average daily trading volume was quite small in early 2002, a party seeking to acquire approximately 3%, or $5 million worth of our common stock would likely have had to pay more than the then current trading price for the stock.

        EMERGING ISSUES TASK FORCE 00-8, ACCOUNTING BY A GRANTEE FOR AN EQUITY INSTRUMENT TO BE RECEIVED IN CONJUNCTION WITH PROVIDING GOODS OR SERVICES ("EITF 00-8")

        EITF 00-8 discussed accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services. We believe certain guidance from EITF 00-8 is relevant for this transaction. Paragraph 4 of EITF 00-8 states that the date used to measure the fair value of equity instruments is the earlier of the date the parties came to a mutual understanding of "the equity-based compensation arrangement and a commitment for performance...is reached" or" the date at which...performance necessary to earn the equity instruments is complete." Since there were no performance conditions remaining after February 1, 2002 that would have impacted the quantity or terms of the equity investment, the appropriate measurement date in this transaction was February 1, 2002.

        On February 1, 2002, the date of the Investment Agreement, pursuant to which the parties were obligated to terms of the equity purchase, Nastech's common stock had a close/last price of $18.00 per share (a $2 per share difference, or $500,000). The stock share issuance and cash receipt occurred March 18, 2002, upon which the entire amount of cash received was recorded as proceeds from sale of common stock. Nastech management believed that this recording and reporting was (i) most consistent with the parties' intent that terms of the equity purchase were determined on the basis of mutual belief of the approximate fair market value of such securities during the time period terms were being negotiated and agreed to, and (ii) most appropriate to present the proceeds received as a financing transaction rather than an operating transaction. We believe that, if there is a reasonable basis, the intent of the parties should prevail. We believe that such a reasonable basis exists here.

        STATEMENT OF FINANCIAL ACCOUNTING STANDARDS 141, BUSINESS COMBINATIONS ("SFAS 141") AND EMERGING ISSUES TASK FORCE 99-12, DETERMINATION OF THE MEASUREMENT DATE FOR THE MARKET PRICE OF ACQUIRER SECURITIES ISSUED IN A PURCHASE BUSINESS COMBINATION ("EITF 99-12")

        SFAS 141, in giving guidance on the standards of accounting for business combinations, provides some clarity in determining the appropriate fair value of assets in an acquisition. We believe certain guidance from SFAS 141 is relevant for this transaction. Paragraph 22 of SFAS 141 states that "the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74)." We believe this guidance instructs companies to use quoted market prices at or around the measurement date, while taking into account price variations and share quantity, and materially supports our $20 value as the fair value of this transaction.

        EITF 99-12 discusses the measurement date in a purchased business combination, clarifying APB Opinion 16, which was largely superseded by SFAS
141. We believe, however, that certain guidance from EITF 99-12 is relevant for this transaction. Paragraph 4 of EITF 99-12 states "that the value of the acquirer's marketable equity securities issued to effect a purchase business combination should be determined, pursuant to the guidance in paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. In other words, the date of measurement of the value of the acquirer's marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. Task Force members observed that the reasonable period of time referred to in paragraph 74 of Opinion 16 is intended to be very short, such as a few days before and after the acquisition is agreed to and announced." We believe this guidance further supports the February 1, 2002 measurement date for this transaction.

        STATEMENT OF FINANCIAL ACCOUNTING STANDARDS 95, STATEMENT OF CASH FLOWS ("SFAS 95")

        When determining the appropriateness of whether to allocate a portion of proceeds received to other than financing activities, paragraph 87 (Appendix B) of SFAS 95, was considered, which states: "...the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item." In the absence of any evidence that would otherwise have indicated that an objectively determinable portion of agreed upon terms of the stock purchase transaction was related to the negotiated revenue stream to be received pursuant to all other terms of the Collaboration and License Agreement, Nastech management determined that there was insufficient basis to allocate any portion of the premium to operating activities.

CONSIDERATION OF MATERIALITY:

        While we believe our accounting is correct, we believe that is important to point out that the impact of any premium ascribed to revenue would have been immaterial relative to the transaction and to the financial statements taken as a whole since the amount would have been amortized into revenue over the development period. A mathematical premium of $500,000 would have resulted in approximately $62,500 of additional revenue per full quarter in 2002, based upon the 24-month amortization period. A change in accounting for this amount:

        o would have resulted in a change in net loss of less than $0.01 per share per quarter;

        o   would not have changed our net loss to net income in any period;

        o would have been less than 4% of recorded revenues in any quarter during 2002;

        o   would not have changed any earnings or other trends;

        o would not have impacted any loan covenants or other contractual requirements;

        o   would not have increased management's compensation; and

        o would not have adversely impacted analyst's expectations for our results.

        Prospectively, the net effect of this alternative treatment on our current and future balance sheets would be a reclassification of approximately $500,000 from our Additional Paid-In Capital account within Stockholders' Equity to a reduction of our Accumulated Deficit, also in Stockholders' Equity. This adjustment would be less than 0.5% of our Accumulated Deficit and is clearly immaterial.

        ACCOUNTING CITATION FOR MATERIALITY: SEC STAFF ACCOUNTING BULLETIN TOPIC 1: FINANCIAL STATEMENTS ("SAB TOPIC 1")

        SAB Topic 1, Section M-1 discusses the assessment of materiality, and while not intending to provide complete definitive guidance on the subject, we believe it does provide relevant context for this transaction. SAB Topic 1, Section M-1 states that "A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important." It further states that "Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality."

        Based upon the facts and circumstances cited above, we believe that any potential reclassification of amounts from equity to revenue accounts would be considered immaterial both in quantitative and qualitative terms for this transaction.

SUMMARY

        In summary, we believe that based upon the facts and circumstances of the transaction, key judgments involved in the decision and the accounting literature and guidance discussed above, the resulting equity premium of approximately $500,000 clearly falls into the large block circumstances described by FTB 85-6. Based upon these points, and the arguments described above, we believe that any premium in this transaction was appropriately allocated to equity and none would be ascribed to the licensing transaction.

In accordance with the comment letter request, the Company acknowledges that:

        o The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings under the Securities Exchange Act of 1934;

        o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    As discussed above, please call us to set up a conference call to review and clarify any issues you may have with our response. You may call me at (425) 908-3614 or Bruce York at (425) 908-3698.

Sincerely,



/s/ Philip C. Ranker
--------------------
Philip C. Ranker
VP Finance and Interim Chief Financial Officer




/s/ Bruce R. York
-----------------
Bruce R. York
Controller and Interim Chief Accounting Officer

cc:     Brent Johnson, KPMG LLP
        Blake Hornick Esq., Pryor Cashman Sherman & Flynn LLP